Exhibit 99.1

ROGERS INKS DEALS TO IMMEDIATELY BOOST SPEED AND QUALITY FOR

WIRELESS CUSTOMERS IN BC, ALBERTA AND SOUTHERN ONTARIO

Purchase of Mobilicity brings continuity of service and certainty to over 150,000 wireless customers

Will exercise option to acquire Shaw’s unused AWS-1 spectrum to meet growing mobile video needs

Toronto, ON (June 24, 2015) — Rogers Communications will immediately boost speed and quality for wireless customers in BC, Alberta and Southern Ontario as part of a series of transactions announced today. The transactions mean Rogers is completing the previously announced acquisition of Shaw’s AWS-1 spectrum and acquiring 100% ownership of Mobilicity. The company is also divesting, post transaction, certain AWS-1 spectrum to WIND Mobile that is contiguous to their spectrum holdings.

“We’re basically adding multiple lanes on our wireless highway in three key markets overnight,” said Guy Laurence, President and CEO of Rogers Communications. “This means faster speeds and better quality for our customers as they use more and more mobile video.”

“The transaction with Rogers provides the best possible outcome for Mobilicity’s customers, dealers and employees,” said Anthony Booth, President of Mobilicity. “Rogers ensures certainty of service for Mobilicity customers, provides a great network, national coverage and high quality products and services. At the same time, Mobilicity employees will have the opportunity to work at a great Canadian company in Rogers.”

The transactions mean Rogers gains significant, previously unused spectrum capacity that works with all LTE devices today.

“This agreement is great news for our customers and for Canadians. We’re pleased to have worked with the government to put this unused valuable resource to work,” said Laurence. “We got the spectrum we needed where we needed it for our customers and this keeps Rogers in the leading competitive position across the country.”

The purchase of Mobilicity is subject to approval by the Competition Bureau and the Court. The transactions have been approved by Industry Canada.

As per the previously announced terms to complete the Shaw spectrum acquisition, Rogers will pay $100 million in addition to the down payments made when the agreement was originally announced in January 2013.

The transaction with Mobilicity is supported and was facilitated by The Catalyst Capital Group Inc., on behalf of investment funds managed by it, working closely with Rogers on the structuring of the transaction. The $440 million purchase price is offset by tax losses valued at approximately $175 million which Rogers will acquire. The transaction is subject to working capital adjustments.

Following the acquisition of spectrum from Shaw and Mobilicity respectively, Rogers and WIND will undertake an AWS-1 spectrum swap in Southern Ontario to create contiguous spectrum for Rogers. Rogers will also divest certain non-contiguous AWS-1 spectrum to WIND Mobile in BC, Alberta, Saskatchewan, Manitoba and Northern Ontario and Eastern Ontario.

About Rogers:

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

About Mobilicity:

Mobilicity is a wireless carrier that provides wireless telecommunication services to Canadians in Toronto, Ottawa, Calgary, Edmonton and Vancouver. Further information about Mobilicity can be found at www.Mobilicity.ca.

Caution Regarding Forward Looking Statements:

This news release contains statements about expected future events that are forward-looking including, but not limited to, remaining required regulatory approvals and final steps necessary to close the transactions. By their nature, forward-looking statements require Rogers to make assumptions and predictions and are subject to inherent risks and uncertainties which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. All such forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

For further information:

Media:

Aaron Lazarus, 416.935.7359, aaron.lazarus@rci.rogers.com

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Investor Relations:

Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com